Contact

www.linkedin.com/in/roberto-jones-arakelian-77abb34 (LinkedIn)

Roberto Jones Arakelian

Co Owner at IMASS (Insurance Mass Solutions Group)

Cuajimalpa de Morelos, Mexico City, Mexico

Experience

IMASS (Insurance Mass Solutions Group)

Co Owner

December 2014 - Present (10 years 5 months)

Resultics

Co-Owner

January 2007 - January 2019 (12 years 1 month)

Goodnews

Owner

January 2005 - January 2007 (2 years 1 month)

Education

Instituto Tecnológico Autónomo de México

Administracion · (1984 - 1992)